Dennis J. Scott
Senior Vice President, General Counsel,
Chief Compliance Officer & Corporate Secretary

July 17, 2020
VIA EDGAR
Ms. Irene Barberena-Meissner, Staff Attorney
Mr. Timothy S. Levenberg, Special Counsel
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Centrus Energy Corp.
Registration Statement on Form S-3
Filed June 17, 2020
Response dated July 6, 2020
File No. 333-239242
Dear Ms. Barberena-Meissner and Mr. Levenberg:
This letter sets forth the response of Centrus Energy Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2020 (the “Comment Letter”), regarding the above-referenced filing with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.
Registration Statement on Form S-3
General

1.
We have reviewed your response to our prior comment 1. In determining whether your offering meets the conditions set forth in General Instruction I.B.1 of Form S-3, your calculation of the aggregate market value of the shares of the Company’s Class A Common Stock held by non-affiliates may not include shares which have not yet been issued, such as shares underlying restricted stock units or stock options. For guidance, see Securities Act Forms C&DI Question 216.05. As such, please provide us with an analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1 after you remove from the aggregate market value of the voting and non-voting common equity held by non-affiliates any of the shares which have not been issued.

Response: As explained in the Company’s July 6, 2020 response (the “Company Response”) to the Staff’s July 1, 2020 comments, the Company respectfully submits that the aggregate market value of the shares of the Company’s Class A Common Stock (the “Shares”) held by non-affiliates during the 60 days prior to the date on which the Company filed its registration statement on Form S-3 (file no. 333-239242), filed with the Commission on June 17, 2020 (the “Form S-3”), exceeded the $75 million threshold set forth in General Instruction I.B.1 of Form S-3.

The Staff notes in its Comment Letter that “the Company’s calculation of the aggregate market value of the Company’s Class A Common Stock held by non-affiliates may not include shares which have not yet been issued, such as shares underlying restricted units or stock options.” The Comment Letter further requests that the Company “please provide [the Staff] with an analysis demonstrating [the Company’s] ability to use Form S-3 pursuant to General Instruction I.B.1 after [the Company] remove[s] from the aggregate market value of the voting and non-voting common equity held by non-affiliates any of the shares which have not been issued.” (emphasis added).
The Company respectfully submits that the Company Response did not indicate, and the Company in fact did not include in its calculation of the aggregate market value of the Shares held by non-affiliates, any shares held by non-affiliates that were not issued and outstanding.
The Company Response did give effect to certain Shares underlying restricted stock units and stock options held by “affiliates” of the Company (as defined in Rule 405 under the Securities Act of 1933) that may be acquired by such affiliate within 60 days. But the Company Response and the Company’s calculation of the aggregate market value of the Shares held by non-affiliates did not include any shares underlying restricted stock units or stock options (or any other shares that were not issued and outstanding) held by non-affiliates. The Company Response only gave effect to the underlying shares held by affiliates to reconcile the number of Shares reflected in the Company Response to the numbers disclosed in (i) the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 29, 2020 (the “Proxy Statement” and (ii) the Schedule 13D filed with the Commission by Mr. Neil Subin on June 19, 2020 (the “Schedule 13D”). This was done solely for ease of the Staff’s reference and to facilitate the Staff’s comparison of the relevant figures, particularly because (i) the Staff expressly referenced the Schedule 13D in the Staff’s July 1, 2020 comments, and (ii) the Proxy Statement and the Schedule 13D reflect the number of Shares for which the relevant persons are the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), which includes the Shares underlying restricted stock units and stock options.
Regardless of the number of Shares underlying restricted stock units and stock options held by affiliates of the Company, the number of Shares held by non-affiliates is unchanged, and therefore the total aggregate market value of the Shares held by non-affiliates is also unchanged. Put another way, if the number of Shares held by non-affiliates is determined by subtracting the number of Shares held by affiliates from the total number of Shares outstanding, removing the number of Shares underlying restricted stock units and stock options would result in a reduction of both the numerator and the denominator by the same number of Shares, and therefore the same number of Shares held by non-affiliates (which, when multiplied by the applicable closing price for the Shares, would result in the same aggregate market value held by non-affiliates). Without giving effect to any Shares underlying restricted stock units or stock options (or any other Shares that are not issued and outstanding), the Company’s calculation as of June 8, 2020 (pursuant to General Instruction I.B.1. of Form S-3, a date within 60 days prior to the date on which the Form S-3 was filed) is as follows:

•
Total Shares issued and outstanding (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 8,783,189

•
Total Shares issued and outstanding held by affiliates of the Company (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 2,435,815

◦	Neil Subin: 865,315

◦	Daniel B. Poneman: 20,000

◦	Mr. Morris Bawabeh: 1,550,500

•
Total Shares issued and outstanding held by non-affiliates (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 6,351,374

•	Aggregate market value of Shares held by non-affiliates: $75,200,268

◦	6,351,374*11.84[1] = 75,200,268

Moreover, as noted in the Company Response, the Schedule 13D indicates that Mr. Subin is the beneficial owner of 824,400 Shares. It is the Company’s understanding that the decrease in beneficial ownership from the amounts reflected in the Company’s Proxy Statement (which, as disclosed in the Proxy Statement, was based solely on the information contained in a Schedule 13D filed with the Commission by Mr. Subin on January 23, 2018), was effective during the period between April 20 and the period commencing 60 days prior to the date on which the Company filed the S-3 (June 17, 2020). The decrease in the number of Shares owned by Mr. Subin further increases the aggregate market value of the Shares held by non-affiliates in excess of the amount indicated above, as follows:

•
Total Shares issued and outstanding (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 8,783,189

•
Total Shares issued and outstanding held by affiliates of the Company (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 2,394,900

◦	Neil Subin: 824,400

◦	Daniel B. Poneman: 20,000

◦	Mr. Morris Bawabeh: 1,550,500

•
Total Shares issued and outstanding held by non-affiliates (i.e., not including any Shares underlying restricted stock units or stock options, or any other Shares that were not issued and outstanding as of June 8, 2020): 6,388,289

•	Aggregate market value of Shares held by non-affiliates: $75,637,342

◦	6,388,289*11.84[2] = 75,637,342

***********
We appreciate the Staff’s comment and request that the Staff contact the undersigned at (301) 564-3352 or by email at scottd@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Dennis J. Scott
Dennis J. Scott

_______________
1 Pursuant to General Instruction I.B.1 of Form S-3, the price at which the Shares were last sold on the principal market for the Shares on June 8, 2020, a date within 60 days prior to the date of filing of the Form S-3.

2 Pursuant to General Instruction I.B.1 of Form S-3, the price at which the Shares were last sold on the principal market for the Shares on June 8, 2020, a date within 60 days prior to the date of filing of the Form S-3.